[Letterhead of Metals USA]

October 30, 2007

VIA EDGAR AND FACSIMILE

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Metals USA Holdings Corp.
Registration Statement on Form S-1, filed May 26, 2006, as amended June
29, 2006
File No. 333-134533

Dear Mr. Schwall:

                       Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Metals USA Holdings Corp. (“Metals USA”) hereby applies for withdrawal of its Registration Statement on Form S-1 originally filed with the U.S. Securities and Exchange Commission on May 26, 2006, as amended June 29, 2006 (File No. 333-134533) (the “Registration Statement”). Metals USA is withdrawing the Registration Statement because the Registrant has determined not to pursue the initial public offering to which the Registration Statement relates.

                       Metals USA has not issued and will not issue any securities under the Registration Statement. This letter confirms that, pursuant to Rule 477 under the Securities Act, the Registration Statement is hereby withdrawn.

                       If you have any questions regarding this matter, please contact the undersigned at (713) 585-6404 or Andrew J. Nussbaum at (212) 403-1000.

Sincerely,
/s/ John Hageman
John A. Hageman
Senior Vice President and Chief Legal Officer